Exhibit 99.2
FIRST QUARTER 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 5, 2006
The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2005 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the management discussion and analysis section of the Corporation’s most recent Annual Report to shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
The major assumptions for our first half guidance are primarily dependent on, but not limited to:
•	our expectation that nutrient prices will approximate current levels;

•	that the current Russian/Chinese potash negotiations will be resolved shortly;

•	that the majority of our natural gas hedge positions will qualify for hedge accounting treatment;

•	that the average NYMEX gas price for the second quarter will not deviate dramatically from the current level of approximately $7/MMBtu;

•	that nutrient sales volumes in our key North American markets will not decline by more than seven percent over the 2005 spring season;

•	that the Argentine fertilizer season improves from last year where drought and crop prices adversely impacted our sales;

•	that the exchange rate for the Canadian dollar, expressed in U.S. dollars, will not increase significantly above the current level of approximately C$1.11 to U.S.$1.00; and

•	that our retail chemical and fertilizer sales and margins approximate historical levels.
Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, weather conditions, future prices of nitrogen, phosphate and potash, variability in and regional price differentials in various North American gas prices, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American domestic fertilizer consumption and government policies, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption and crop protection chemical application rates in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, and the potential inability to integrate new business acquisitions as planned or within the time predicted. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS
Net Earnings (Loss)
Agrium’s first quarter consolidated net loss was $48-million compared with earnings of $24-million for the same quarter of 2005. Diluted loss per share was $0.37 compared with diluted earnings per share of $0.18 for the same quarter last year. Earnings (loss)

before interest and taxes (EBIT) were a loss of $64-million for the first quarter of 2006 compared to earnings of $52-million for the same period in 2005. First quarter results were negatively impacted by weather conditions which delayed the start of the spring season compared to last year, lower international potash sales as a result of reduced Chinese demand, realized losses on natural gas derivatives and the effect of unrealized mark-to-market accounting for natural gas derivatives.
Financial Position and Liquidity
In the first quarter of 2006 we executed on our growth strategy and utilized our available liquidity to make acquisitions. Overall, acquisitions combined with delayed customer purchases resulted in an increase in the majority of our working capital balances compared to the same period last year. Working capital is expected to decline through the second quarter of 2006 during our peak season. At the end of the first quarter of 2006, bank indebtedness net of cash on hand was $302-million compared to $326-million of cash held at March 31, 2005.
On January 25, 2006, we acquired the fertilizer technology and professional products businesses of Nu-Gro. We funded the purchase price of $86-million from cash on hand. On February 9, 2006, we acquired 98.68 percent of the Income Deposit Securities of Royster-Clark Ltd. and Royster-Clark ULC (collectively Royster-Clark) and took up the remaining outstanding shares by March 6, 2006. The total purchase consideration of $474-million to March 31, 2006 was funded from cash balances and existing credit facilities.
Effective January 18, 2006 we increased the maximum amount available under our accounts receivable securitization facility to $200-million and effective April 10, 2006 we increased our line of credit limit to $600-million. Effective April 26, 2006, we completed the planned sale of our newly acquired East Dubuque plant for $50-million plus working capital of approximately $20-million. The sale proceeds will be recorded in the second quarter of this year.
Our non-cash working capital balance increased to $698-million at quarter end versus $335-million at the end of the first quarter in 2005. The change in each of the non-cash working capital items is primarily due to the impact of our acquisitions. The change in receivables also reflects the utilization of $92-million of our accounts receivable securitization program at March 31, 2006. The increase in the consolidated inventory balance of $572-million over the same quarter in 2005 reflects the inventory balances of Royster-Clark and Nu-Gro in the total amount of $396-million. Excluding the balance related to the acquired operations, North America Wholesale inventory and Retail inventory increased by $138-million and $41-million, respectively. Higher prices and volumes of nitrogen contributed $64-million and $40-million, respectively, to the increase in domestic Wholesale inventory. The volume change reflects the delay in customer purchases. Retail inventory was up due to the delay in the spring season compared to an early spring season last year.

BUSINESS SEGMENT PERFORMANCE
Retail
Approximately 67 percent of Royster-Clark’s net sales are from its retail operations. Royster-Clark’s retail results are aggregated with the results of our Retail segment. Royster-Clark was one of the largest agricultural retail companies in the United States, with over 250 retail farm centers located in the Midwestern and Southeastern United States. With the acquisition, Agrium has the largest number of retail centers in the United States.
Retail’s first quarter gross profit was $66-million compared to $51-million reported in the first quarter of 2005. Total net sales increased by $101-million, or 56 percent, compared to last year, however overall Retail margins decreased with the addition of Royster-Clark and their lower gross margin profile. Uncooperative weather, predominately the wet weather in Western United States, delayed spring planting and caused a decrease in sales volumes of 15 percent compared to the first quarter of 2005. Sales volumes in the second quarter of 2006 are expected to be strong and we expect to recover a majority of sales volumes lost in the first quarter. Retail EBIT for the first quarter of 2006 was a loss of $14-million compared to a loss of $3-million for the first quarter of 2005. Excluding an EBIT loss from Royster-Clark’s retail operations of $6-million, Retail EBIT was down $5-million over the same quarter last year, primarily attributable to lower fertilizer sales and increased selling costs such as compensation, fuel and maintenance.
Wholesale
North America Wholesale EBIT for the first quarter of 2006 was a loss of $38-million, a decrease of $106-million compared to the same quarter last year. Similarly, first quarter gross profit was $47-million, down $61-million compared to the same period of 2005, with gross margins declining from 29 percent to 13 percent. While the late spring season has caused first quarter domestic sales volumes to be lower than last year, our strong distribution position places us in an advantaged position to respond to a compressed spring season in the second quarter of 2006. We are optimistic that sales volumes will be strong in the second quarter of this year. The Canadian dollar for the first quarter of 2006 strengthened from $0.82 to $0.87 compared to the same quarter last year, which has negatively impacted results from our Canadian operations.
Domestic potash sales prices and volumes continue to be strong. Inventory levels are higher than the prior year but we expect they will be drawn down through increased demand in the second quarter due to the delayed spring season and the expected settlement of international pricing for the Chinese market. Our potash expansion project is on schedule for completion by the end of the third quarter of 2006.
Overall, nitrogen gross margins are down due to high gas input costs carried over from the fourth quarter of 2005, decreased sales volumes from seasonal weakness and reduced production volumes required to manage inventory levels. Future cost of product will benefit from recent reductions in gas costs.
Phosphate gross margins have been negatively impacted by the higher iron content in the rock at our Kapuskasing mine as we moved to a new section of ore body. This has increased costs and temporarily reduced operating rates as we implement processes to address this challenge. We anticipate working through this issue and returning to a more normal rock quality by year-end.
South America Wholesale EBIT for the first quarter of 2006 was $15-million, up $6-million from $9-million for the same quarter of 2005. Similarly, gross profit was up $5-million quarter over quarter to $19-million. Our Profertil plant set daily production records throughout the quarter and ran at a 100 percent on-stream factor. Sales volumes increased as customers accelerated purchases in anticipation of prices trending upward and exports to North America and Brazil were higher than the first quarter of 2005.
Other
EBIT for our ‘Other’ non-operating business segment for the first quarter of 2006 was down $5-million from the same period last year. The variance was primarily due to higher stock-based compensation expenses and foreign exchange losses, offset in part by the recognition of deferred issuance cost on the redemption of our eight percent preferred securities in the first quarter of 2005.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2006	2005				2004 (a)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	657	770	807	1,180	537	720	672	1,011	435
Gross Profit	133	213	288	375	171	254	231	283	142
Net earnings (loss)	(48)	54	72	133	24	98	83	74	11
Earnings (loss) per share
-basic	(0.37)	0.41	0.54	1.01	0.18	0.75	0.63	0.56	0.08
-diluted	(0.37)	0.40	0.54	0.99	0.18	0.71	0.60	0.52	0.08

(a)	Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards reclassifying preferred securities from equity to debt.
NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings (loss) before interest expense and income taxes) and EBITDA (earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.
EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.
KEY RISKS AND UNCERTAINTIES
Our outlook for global nutrient markets remains generally positive. We anticipate some decrease in U.S. fertilizer demand as growers switch a small percentage of their crops from corn to soybeans, as well as the potential for some limited reduction in application rates.

The global nitrogen market remains tight and should continue to be supported by high global energy prices. There is some uncertainty over the North American market balance resulting from increased offshore imports earlier this year and delayed customer purchases. There is also some additional capacity expected to come on stream in the second half of 2006, although many of these facilities continue to be delayed.
Phosphate markets are anticipated to remain relatively tight as production curtailments and permanent closures have maintained a balanced North American market. Exports to China and India have recently increased which should help support phosphate markets in the near term.
The key risk to the potash market is from the extended negotiations between China and Russian/Belarus potash producers. North American potash inventories are high relative to last year due to reduced Chinese purchases but inventories remain near the five-year average due to lower North American production levels.
OTHER
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.